Exhibit 99.6

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

March 12, 2012

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J254 dated March 16, 2012 relating to Buffered Return Enhanced Notes due April 4, 2013 Linked to a Basket Consisting of the Hang Seng China Enterprises Index, the KOSPI 200 Index, the MSCI Taiwan Index, the Hang Seng® Index and the MSCI Singapore Free Index and related Asian Currencies (the “Pricing Supplement”), to the underlying supplement dated June 24, 2010 relating to Medium-Term Notes and Warrants (the “Underlying Supplement”), to the product supplement dated July 15, 2009 relating to Return Enhanced Notes (REN) Linked to the Performance of One or More Indices or Exchange Traded Funds or Currencies or a Basket and Buffered Return Enhanced Notes (BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or Currencies or a Basket and Dual Directional Buffered Return Enhanced Notes (DD-BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or Currencies or a Basket and Notes Linked to a Weighted Basket of Two or More Return Enhanced Components (the “Product Supplement”), to the prospectus supplement dated March 25, 2009 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 25, 2009 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-158199-10) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Certain United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Certain United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP